Q1 2024 Financial Results 1 May 13, 2024 Q1 2024 FINANCIAL RESULTS

Q1 2024 Financial Results 2 Q1 2024 OVERVIEW Strong operating performance • Toll Roads: US MLs keep posting an outstanding revenue growth. 407ETR showed higher traffic & revenue and announced an increased dividend for Q2 • Airports: Heathrow’s busiest first quarter ever. AGS had a solid quarter and closed its refinancing • Construction: profitability improvement across the division Solid net debt ex-infra projects1 reaching -€667mn • Main outflows related to Shareholder distributions 2 (-€254mn) and Investments (equity injected in NTO -€74mn & - €47mn in AGS) Main corporate events • On March 18, FER announced the agreement to acquire 24% of IRB Infrastructure Trust for €740mn • On April 4, FER was awarded Lima's Peripheral Ring Road (Perú), with an~approx. $140-210mn equity commitment for FER • On May 3, FER completed the regulatory review process for Nasdaq Listing. On May 9, FER started trading on Nasdaq • On May 7, FER submitted its offer for the SR-400 project (Atlanta, Georgia) (1) Consolidated Net Debt of ex-infrastructure project companies (2) This amount is related to the share buy-back program announced on November 30, 2023 in order to catch up with the 2023 shareholder distribution target.

TOLL ROADS

SIGNIFICANT GROWTH DRIVEN BY US MANAGED LANES

Q1 2024 PERFORMANCE vs. Q1 2023

EUR mn	Q1 2024	% Ch LfL[1]
Revenue	277	30.1%
Adj. EBITDA[1]	203	36.2%
Adj. EBITDA mg[1]	73.4%	

PERFORMANCE & CONTRIBUTION FROM US ASSETS

+34.1%
US TOLL ROADS' REVENUES vs. Q1'23

87%
OF TOLL ROADS' REVENUES

+38.1%
US TOLL ROADS' ADJ. EBITDA vs. Q1'23

98%
OF TOLL ROADS' ADJ. EBITDA



Pic: LBJ

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2024 results report.

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Q1 2024 Financial Results 4 • Toll revenue: grew on the back of higher traffic volumes and higher toll rates effective February 1, 2024 • Fee revenue: lower vs Q1’23 due to lower interest and lower enforcement fees • Contract revenue: no contribution as contract related to 412 & 418 reconfiguration of the tolling system was completed in June’23 407 ETR GROWTH IN TRAFFIC, REVENUE AND DIVIDEND Q1 2024 TRAFFIC PERFORMANCE vs. Q1 2023 (VKT) • Traffic growth supported by more favorable weather conditions and an increase in mobility and commuting patterns • Almost neutral calendar effects: Positive impact in Feb. (leap year) was mostly offset by the negative impact in March (Easter in March this year vs. April in 2023) Q1 2024 PERFORMANCE vs. Q1 2023 Note: Q1 2024 Financial information presented is based on, and is consistent with, the financial statements of 407 ETR DIVIDEND ANNOUNCEMENT • CAD175mn to be distributed in Q2 2024 vs CAD150mn in Q2 2023, +16.7% Traffic improved in all time periods vs. Q1’23 Q1 PERFORMANCE 6.9% 12.8% 2.6% 7.1% CALENDAR EFFECT 2.8% 4.7% -5.5% -0.5% CAD mn Q1 2024 VAR. Total Revenue 330 11.8% CAD mn Q1 2024 VAR. Traffic (VKT mn) 514 7.1% Avg trip length (km) 21.62 1.4% Revenue 330 11.8% EBITDA 279 15.2% EBITDA mg 84.7%

DFW MANAGED LANES

REV/TRANSACTION GROWTH BEATS INFLATION & GDP[1]

AVG REVENUE PER TRANSACTION

GROWTH % vs. Q1 2023

NTE	LBJ	NTE35W
+5.9%	+8.4%	+19.6%

Soft Cap update in 2024

+3.4%

Q1 2024 PERFORMANCE (vs. Q1 2023)

USD mn	NTE	VAR.	LBJ	VAR.	NTE35W	VAR.
Revenue	68	8.2%	50	16.3%	72	72.8%
Adj. EBITDA[2]	60	7.6%	41	17.4%	63	86.9%
Adj. EBITDA mg[2]	88.3%		82.6%		87.8%	

TRAFFIC PERFORMANCE (vs. Q1 2023)

- Traffic positively impacted by better weather conditions



2.2%
7.4%
44.7%(3)
NTE
LBJ
NTE35W

NTE Traffic impacted by Capacity Improvements construction works

LBJ Solid traffic despite construction works in the area

NTE 35W Performance vs. Q1 2023 accelerated by the additional contribution from segment 3C and the negative impact from works in 2023

(3) NTE35W traffic excluding 3C: +17.6% vs Q1 2023

(1) Real GDP increased 2.5% in 2023, source U.S. Bureau of Economic Analysis
(2) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2024 results report



TxTag
EXPRESS LANE
EXPRESS
635
TOLL
EAST
ENTRANCE
1/4 MILE
LEFT LANE

Pic: LBJ

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Q1 2024 Financial Results 6 I-77 ANOTHER QUARTER OF STRONG GROWTH I-66 STEADY RAMP UP +14.8% Q1 2024 vs. Q1 2023 1Q 2024 Financial Results 6 TOLL REVENUE/TRANSACTION (USD) P ic : I -7 7 +55.0% Q1 2024 vs. Q1 2023 (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2024 results report Q1 2024 PERFORMANCE vs. Q1 2023 Q1 2024 PERFORMANCE vs. Q1 2023 USD mn Q1 2024 VAR. Transactions (mn) 10 9.0% Revenue 23 24.9% Adj. EBITDA1 16 23.9% Adj. EBITDA mg1 68.7% 2.0 2.3 Q1 2023 Q1 2024 USD mn Q1 2024 VAR. Transactions (mn) 7 17.8% Revenue 48 82.2% Adj. EBITDA1 37 105.7% Adj. EBITDA mg1 77.2% TOLL REVENUE/TRANSACTION (USD) Q1 2023 Q1 2024 REFINANCING PROCESS COMPLETED IN APRIL • Issuance of USD 371 million of senior secured notes • Proceeds will be used mainly to refinance TIFIA increasing the average life of the outstanding debt

HEATHROW

RECORD-BREAKING START TO 2024

Q1 2024 PERFORMANCE vs. Q1 2023 (Heathrow SP)

GBP mn	Q1 2024	VAR.
Passengers (mn)	18.5	9.5%
Revenue	808	-0.7%
Adj. EBITDA	443	-8.8%
Adj. EBITDA mg	54.8%	

- Aeronautical revenue affected by lower charges set by CAA in H7, partially offset by higher pax. numbers
- Adj. EBITDA impacted by higher adj. operating costs due to higher demand

TRAFFIC PERFORMANCE

- **Strong passenger demand:** busiest first quarter ever recorded driven by growth on key business routes
- **Summer getaway expected to be the busiest on record**
- **2024 traffic outlook revised:** 82.4mn passengers, more passengers than ever before

18.5mn pax
+9.5% vs. Q1 2023

REGULATORY DEVELOPMENTS

- CAA published a further consultation on 'H7 Final Issues', to respond to the matters that were remitted by the CMA (2023 Final Determinations of the appeals of the H7).
- Formal response submitted to the CAA's consultation on 'Setting future price controls – review of approach'. The consultation process closed on May 1, 2024. If the responses to the consultation process indicate that the CAA needs to propose an approach that differs substantially from that set out in the consultation, the CAA will re-consult before rendering the decision.

DIVESTMENT AGREEMENT

- Completion of the transaction continues to be subject to the satisfaction of the tag-along condition, together with applicable regulatory conditions.



Pic: HAH

Note: Q1 2024 Financial information presented is based on, and is consistent with, the financial statements of Heathrow

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OTHER AIRPORT ASSETS

AGS – SOLID GROWTH

GBP mn	Q1 2024	VAR.
Passengers (mn)	2.1	8.4%
Revenue	42	14.4%
Adj. EBITDA[1]	10	41.7%
Adj. EBITDA mg[1]	23.8%	

Traffic performance by asset: Significant increase in Southampton +11.6% and +11.0% Glasgow. Aberdeen posted traffic in line with Q1 2023

REFINANCING PROCESS COMPLETED

Agreement with lenders to refinance its existing debt (GBP 757mn) under the debt facility, with a GBP 80mn equity injection (GBP 40mn corresponds to FER). The process has closed two months ahead of schedule with a pool of lenders made up of a mix of new & former entities

NEW TERMINAL ONE – PROGRESS ON TRACK

- The Project currently remains within budget and schedule
- Long-term agreements with 7 airlines that represent approx. 30% of 2027's estimated traffic
  - During Q1 2024, NTO signed new agreements with EVA Air and Air Serbia
  - Advanced discussions with a set of leading international carriers ongoing
- FER's equity contribution as of March 31st, 2024: EUR347mn
  - EUR712mn pending; EUR74mn in Q1 2024

DALAMAN – READY FOR PEAK SEASON

EUR mn	Q1 2024	VAR.
Passengers (mn)	0.3	0.0%
Revenue	3	12.4%
Adj. EBITDA[1]	-2	-12.7%
Adj. EBITDA mg[1]	-61.8%	

- Adjusted EBITDA impacted by seasonality (summer season started on March 15)


Pic: New Terminal One, NY, USA

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2024 results report

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CONSTRUCTION

PROFITABILITY IMPROVEMENT ACROSS THE DIVISION

Q1 2024 PERFORMANCE vs. Q1 2023

EUR mn	Q1 2024	Q1 2023	% Ch LfL[1]
Revenue	1,476	1,445	0.4%
Adj. EBITDA[1]	68	42	44.8%
Adj. EBITDA mg[1]	4.6%	2.9%	
Adj. EBIT[1]	32	14	77.1%
Adj. EBIT mg[1]	2.1%	1.0%	
Order book[2]	15,390	15,179	0.3%

- **Budimex:** 7.2% Adj. EBIT mg[1] in Q1 2024 vs. 5.1% in Q1 2023, supported by a profitable order book
- **Webber:** Adj. EBIT mg[1] advanced to 2.5% from 2.0% in Q1 2023 due to improvements both in Heavy Civil and Infra Maintenance activity
- **Ferrovial Construction:** improvement compared to previous quarters, mainly due to the absence of losses of large projects in the US, although still at a loss due to high bidding costs and low profitability of new projects in their initial phases

ORDER BOOK AT PEAK LEVELS

- Focus on local markets and lower weight of large design and build projects that have performed under high inflationary environment
- €2.4bn contracts not included in Q1 2024 order book (pre-awards or pending financial close)
- Breakdown by geography:


48%
22%
16%
5%
4%
5%
US & CAN
Poland
Spain
UK
Australia
RotW

OUTLOOK

- 2024 target of 3.5% Adjusted EBIT margin[1]



Pic: Silvertown tunnel

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2024 results report

(2) Order book vs Dec. 2023. Order book from Dec 2023 differs from the one reported in 2023 as Energy Solutions orderbook is included in the Energy division orderbook from 2023 onwards

ferrovial | Q1 2024 Financial Results

Q1 2024 Financial Results 10 Q1 2024 MAIN FIGURES Q1 2024 REVENUE & PROFITABILITY FIGURES (LfL VARIATION VS. Q1 2023) (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2024 results report REVENUE €1,879mn +3.5% ADJ. EBITDA1 €254mn +37.6% ADJ. EBIT1 €152mn +63.2% P ic : I6 6

Q1 2024 MAIN FIGURES

CHANGE IN CONSOLIDATED NET DEBT EX-INFRASTRUCTURE PROJECT COMPANIES



CASH FLOWS -€480MN
CF FROM OPERATING ACTIVITIES -€101MN
CF FROM INVESTING ACTIVITIES -€89MN
CF FROM FINANCING ACTIVITIES -€290MN
CHANGE IN DEBT AND OTHER NET DEBT COMPONENTS -€26MN
4,584
CASH
3,464
DEBT AND OTHERS
16
3
(54)
(66)
(143)
55
0
(254)
(49)
13
4,105
CASH
3,438
DEBT AND OTHERS
Initial Consolidated Net Debt ex-infrastructure projects as of December 2023
Dividends from projects
Construction Op. Cash Flow (ex-tax payments,ex-dividends)
Other cash flows from (used in) operating activities (ex-tax payments)
Tax payments
Cash flows from (used in) investing activities (ex-Interests received & ex-Divestments)
Interest received
Divestments [1]
Shareholder Remuneration
Other cash flows from (used in) financing activities
Effect of exchange rate on Cash & Cash equivalents
Final Consolidated Net Debt ex-infrastructure projects as of March 2024

NET DEBT -€1,121mn DEC'23

NET DEBT -€667mn MAR'24

(1) In April 2024, FER has received €176mn related to Amey's vendor loan following its divestment closed in 2022

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Q1 2024 Financial Results 12 CLOSING REMARKS • • • • • • • 12 P ic : I -7 7

Q1 2024 Financial Results 13 Q&A 13

Q1 2024 Financial Results 14 DISCLAIMER (I) This presentation has been produced by Ferrovial SE (the “Company,” “we,” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” and the “Group” refer to Ferrovial SE, individually or together with its consolidated subsidiaries, as the context may require (or, unless stated otherwise, if referring to the period prior to the completion of the cross-border merger on June 16, 2023, to Ferrovial, S.A., the former parent entity of the Group, individually or together with its consolidated subsidiaries, as the context may require). Neither this presentation nor the historical performance of the Group’s management team constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements This presentation includes certain statements, expectations, estimates and projections provided by the Company and certain other sources believed by the Company to be reliable, and statements of the Company’s beliefs and intentions about future events. The statements included in this presentation that are not statements of historical facts, including, but not limited to, those regarding the Company’s financial position, business strategy, plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “aim,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements, expectations, estimates and projections reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and are impossible to predict. Accordingly, there can be no assurance that such statements, expectations, estimates and projections will be realized. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Our forward-looking statements are subject to certain risks and uncertainties, which include, but are not limited to, the following: • risks related to our diversified operations; • risks related to our acquisitions, divestments and other strategic transactions that we may undertake, including the planned divestment of our stake in Heathrow airport; • the impact of competitive pressures in our industry and pricing, including the lack of certainty in winning competitive tender processes; • general economic conditions and events and the impact they may have on us, including, but not limited to, increases in inflation rates and rates of interest, increased costs for materials, cybersecurity attacks, other lingering impacts resulting from COVID-19 as well as the Russia/Ukraine and the Middle East conflicts; • our ability to obtain adequate financing in the future as needed; • our ability to maintain compliance with the continued listing requirements of the stock exchanges on which our ordinary shares are listed and traded; • lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subjected to and are required to report; • our success at managing the risks involved in the foregoing items; • our ability to comply with our ESG commitments; • impact of any changes in existing or future tax regimes or regulations; and • Other risks and uncertainties, including those listed under Item 3. Key Information, D. Risk Factors in the Company’s registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with its recent U.S. listing, which is available on the SEC’s EDGAR page. In addition, certain industry data and information contained in this presentation has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to such accuracy or completeness. This presentation speaks only as of today’s date, and, except as required by law, the Company does not undertake to update any forward-looking statements to reflect future events or circumstances. The information contained in this presentation has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group.

Q1 2024 Financial Results 15 DISCLAIMER (II) Alternative Performance Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this presentation may include certain alternative performance measures (“APMs” or “non-IFRS measures”), as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ Growth,” “Order Book,” “Consolidated Net Debt,” and “Ex-Infrastructure Liquidity”. These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. Furthermore, it is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. The Group believes that the aforementioned non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that it applies (IFRS EU) when assessing its performance. These non-IFRS measures are consistent with the main indicators used by the community of analysts and investors in the capital markets. However, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed, or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please refer to the section on “Alternative performance measures” of Ferrovial SE’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2023 and to Item 5. Operating and Financial Review and Prospects, A. Operating Results, 8. Non IFRS-Measures: Operational Results and B. Liquidity and Capital Resources, 6. Non-IFRS Measures: Liquidity and Capital Resources in the Company’s registration statement on Form 20-F filed with the SEC in connection with its recent U.S. listing, which is available on the SEC’s EDGAR page. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at http://www.sec.gov.

Q1 2024 Financial Results INVESTOR RELATIONS DEPARTMENT +34 91 586 25 65 +31 207 983 724 ir@ferrovial.com www.ferrovial.com